Contact

www.linkedin.com/in/ray-loflin-30a71aa9 (LinkedIn)

Top Skills

Manufacturing

Product Development

Customer Service

Ray Loflin

Degradation Innovation Director and Regional Sales Director, NA

Olde West Chester, Ohio, United States

Experience

Okeanos® | Made From Stone™

Degradation Innovation Director and Regional Sales Director, NA

November 2021 - Present (1 year 2 months)

Cincinnati, Ohio, United States

Willow Ridge Plastics Inc

12 years 4 months

Technical Sales Director

July 2015 - November 2021 (6 years 5 months)

Erlanger, Ky

Lab Manager

August 2009 - November 2021 (12 years 4 months)

Education

James Madison University

Bachelor's degree, Biology, General · (2004 - 2008)